TAHOE RESOURCES ANNOUNCES KEVIN MCARTHUR TO ASSUME CEO ROLE

VANCOUVER, British Columbia, August 5, 2015 – Tahoe Resources Inc. (TSX: THO, NYSE: TAHO, BVL: THO) today announced that Kevin McArthur, Tahoe’s Executive Chair, has assumed the Chief Executive Officer duties of the company following the resignation of Alex Black as Tahoe’s CEO and Director.

Mr. Black, who assumed the CEO role following the acquisition of Rio Alto Mining Limited in February, is resigning for personal reasons.

Mr. McArthur said, “I wish to thank Alex not only for his vision at Rio Alto, but also for his leadership in helping to put our companies together. He can look back on his accomplishments with great pride, and the entire Board of Directors wishes him the best.”

“Tahoe Resources has a strong balance sheet and excellent assets that were strengthened and diversified through the acquisition of Rio Alto,” said Mr. Black. “I am leaving with the mines and projects operating in great shape, and I look forward to Tahoe realizing the full potential of the combined companies.”

About Tahoe Resources Inc.
Tahoe’s strategy is to responsibly operate precious metals mines, to pay significant shareholder dividends and to grow by developing long-term, low-cost assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. Tahoe is included in the Market Vectors Gold Miners ETF (GDX). The Company is listed on the TSX as THO and on the NYSE as TAHO and has received a provisional listing on the Bolsa de Valores de Lima (BVL) as THO in Peru.

For further information, please contact:
Tahoe Resources Inc.
Ira M. Gostin, Vice President Investor Relations
investors@tahoeresources.com
Tel: 775-448-5807